TRINIDAD

ENERGY SERVICES INCOME TRUST


05008279

March 14, 20(

SUPPL 82-34867

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Filing Desk


SEC MAIL PROCESSING
RECEIVED
MAY 19 2005
WASH. D.C.
202
SECTION

Re: Trinidad Energy Services Income Trust

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's News Release dated March 11. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Also enclosed please find a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to me in the enclosed self-addressed, stamped envelope.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Very truly yours,

E. Tara Wood
Executive Assistant

PROCESSED
MAY 24 2005
THOMSON
FINANCIAL

600, 333 - 5th Avenue SW, Calgary, AB T2P 3B6 Phone: 403.265.6525 Fax: 403.265.4168
TSX Symbol: TDG.UN **Website:** www.trinidaddrilling.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

TRINIDAD

ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: FRIDAY, March 11, 2005

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES EXECUTIVE APPOINTMENT

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("Trinidad") is pleased to announce the appointment of Mr. Bob Russell as General Manager, Trinidad Drilling Ltd. effective February 1, 2005. Bob will report directly to Mr. Lyle Whitmarsh, President.

Mr. Russell has over 25 years of experience in the oil and gas industry. Most recently, Mr. Russell held the position of President of T-Car Drilling, in which he was the founding shareholder. T-Car Drilling is now a wholly owned subsidiary of Trinidad Drilling Ltd. and is a successful energy services company-focused on specializing drilling services. Previous to T-Car, Mr. Russell spent several years with Varco as General Manager responsible for the operational and financial performance of each division of Varco. He also assisted with many of Varco's acquisitions and integration of these divisions. Mr. Russell's background and experience includes extensive and successful management of service businesses to the oil and gas industry. He has a strong understanding of the energy service industry and a solid background of ever increasing responsibility. Trinidad is very pleased that Bob has agreed to become part of the Trinidad team and is looking forward to utilizing his skills within the Trinidad Drilling Division.

Trinidad is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. The Trust has a total of 52 drilling rigs with depth ratings ranging from 1,000 to 5,500 metres and 87% of its fleet less than 5 years old. In addition to its drilling rigs, Trinidad will have 12 service rigs that are either new or have been completely retrofitted. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

For further information please contact:

Michael Heier, Chairman and Chief Executive Officer or Brent Conway, Chief Financial Officer
at 403.265.6525
Fax: 403.265-4168
E-mail: twood@trinidaddrilling.com

The Toronto Stock Exchange has neither approved nor disapproved
the information contained herein.